UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ◻	No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ◻	No ⌧

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻	No ⌧

On November 30, 2021, Itaú Corpbanca filed a material event notice with the Chilean Commission for the Financial Market announcing an agreement to sell its share ownership in “Operadora de Tarjetas de Crédito Nexus S.A.”.  The Material Event Notice is attached hereto as Exhibit 99.1.

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EXHIBIT INDEX

Exhibit	Description
99.1	Material Event Notice of Itaú Corpbanca, dated November 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: November 30, 2021